UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. December 19, 2013.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports that IM Trust S.A. Corredores de Bolsa, a stock brokerage company active in the Santiago Stock Exchange, Bolsa de Comercio de Santiago, Bolsa de Valores, R.U.T. (Tax ID number) 96.489.000-5, hereinafter “the Market Maker", represented by Mr. Germán Barbosa Rebolledo, R.U.T. 8.874.457-8 and Hernán Arellano Salas, R.U.T. 13.234.110-9, both with domicile at Av. Apoquindo 3721, Floor 9, District of Las Condes, Santiago, as one party, and as the other party Sociedad Química y Minera de Chile S.A., R.U.T. 93.007.000-9, issuer of shares listed on the Santiago Stock Exchange, Bolsa de Comercio de Santiago, Bolsa de Valores, hereinafter “the Issuer", represented by Mr. Patricio de Solminihac Tampier, R.U.T. 6.263.302-6 and Mr. Enrique Olivares Carlini, R.U.T 7.299.471-K, all with domicile for these purposes at Los Militares 4290, Floor 6, District of Las Condes, Santiago, agree to the following:

ONE: Object of the Agreement

The Issuer, the shares of which are listed on the Santiago Stock Exchange, Bolsa de Comercio de Santiago, hereinafter “the Exchange", hereby enters into an agreement with the Market Maker such that the latter may engage in such activities for the “Series A" shares of Sociedad Química y Minera de Chile S.A. in conformity with General Regulation 327 of the Chilean Securities and Insurance Supervisor (Superintendencia de Valores y Seguros).

The actions taken by the Market Maker must be conducted in accordance with the regulations of the Exchange, where applicable, and with the terms hereof.

TWO: General Background

The role of a Market Maker in the Santiago Stock Exchange is established in section "2.8. Market Maker” of the Exchange’s Manual of Operations with Shares and in the complementary regulations issued by the Exchange and reported through Internal Communications.

THREE: Obligations of the Market Maker

The Market Maker hereby declares that it is aware of and accepts the manual and other regulations issued by the Santiago Stock Exchange regulating its participation and obligations, and all such operations that it conducts are therefore bound by said regulations. Furthermore, the Market Maker agrees to keep the Issuer informed of its performance of its role as Market Maker.

In particular, the Market Maker agrees to conduct the following activities with regard to the shares defined in Clause One, above:

•	On a daily basis, to enter a buy offer and a sell offer into the Santiago Stock Exchange’s Telepregón electronic trading platform for a visible amount equal to or greater than 500 Unidad de Fomento units each day, both of these sums being divisible by the minimum trading amount for the share in questions.
•	Said offers must remain open at all times and throughout the trading period, or until such a time on any given day as trading of that stock on the market has amounted to a volume equal to or greater than 1000 Unidad de Fomento units.
•	The maximum spread between the prices quoted for buying and selling may not exceed 3% of the price quoted for buying.
•	Temporary exemption: If during one day of trading the total volume traded in the stock amounts to a total volume equal to or greater than 1000 Unidad de Fomento units, the broker may be released from its obligation to participate as a Market Maker for the remainder of that trading day, for the shares defined in Clause One, above.

In the event that, as a result of the settlement of the offers issued by the Market Maker, any of the aforementioned conditions may temporarily cease to be met, the Market Maker shall be allotted a maximum period of 10 minutes to enter or adjust its buy and/or sell offers, with offers not totally settled remaining open until such a time as the aforementioned parameters have been adjusted.

Furthermore, the Market Maker agrees to comply with the following:

1.- To deliver details of monthly operations conducted by the Market Maker hereunder.

2.- To hold a meeting with investors at least once per year with the purpose of presenting annual or quarterly results, as applicable.

FOUR: Obligations of the Issuer

The Issuer agrees to make payment of the remuneration established in Clause Six hereof to the Market Maker.

Furthermore, the Issuer agrees to provide the Market Maker with all information and documentation necessary for the services contracted hereunder to be provided in a suitable manner, and to attend the meetings organized by the Market Maker, at least once per year, represented by its General Manager and Administration and Finance Manager or other Principal Executives.

FIVE: Exclusivity Conditions

The Issuer and the Market Maker hereby agree that this contract shall not be exclusive for either party.

SIX: Remuneration

The Issuer agrees to pay the Market Maker for the services that it provides hereunder, on a monthly basis, in accordance with the following remuneration schedule:

1.- 200 Unidad de Fomento units + VAT. Said sum must be paid by the Issuer to the Market Maker within the first 5 working days of each month, and includes all natural and regular expenses incurred by the Market Maker in providing its services.

2.- The reimbursement of all special and additional expenses required for the provision of the services, with the prior written authorization of the Issuer. By way of example, such expenses shall include: notary fees, taxes, reasonable fees for professionals whom it is necessary to contract (lawyers, auditors, etc.), photocopying, public notifications in the press, printing of prospectuses, costs associated with the meetings to be held with investors (“Advisory Expenses”), and, in general, all costs that the Market Maker must incur in conducting and complying with its role or position as Market Maker. Notwithstanding the foregoing, all such expenses must be authorized in advance and in writing by the Issuer.

SEVEN: Duration of the Contract and Conditions for the Continuity of Service

This Contract shall have a duration of 180 days starting from the date hereof, which period shall be renewed automatically for equal and consecutive periods of 180 days each, unless either of the parties notifies the other of its wish to terminate and discontinue this contract, which communication or notification must be made at least 30 calendar days in advance of the expiration date of the original period or the extension thereto in course at that time. Said notification shall be delivered by an absolutely certain and registered means, ensuring timely delivery.

In the event that either party sends a notification of termination to the other party in conformity with the stipulations specified in this clause, it must also send a copy of said notification to the Exchange, with the same notice period, the aforementioned period of thirty days. In any event, and independently of the foregoing, either of the parties may terminate the contract at any time by providing a notification with advance notice of 120 calendar days.

EIGHT: Modifications to the Contract

Any modification to the terms hereof must be agreed by the parties in writing, either by entering into a new contract or by granting whatever annexes they may deem fitting. The foregoing does not apply to the automatic extensions specified in Clause Seven, above

In the event that the parties make any modification hereto, the Exchange must be notified of said modification within a period of five calendar days from the date of said modification.

NINE: Grounds for Termination

The following shall constitute grounds for the termination hereof:

1.	The elapsing of the period of thirty days from the date of the notification of termination established in Clause Seven, above.
2.	Grave breach by either party of the obligations imposed hereunder, unless said breach is rectified within a maximum period of five (5) days of the date on which the party not in breach requires such rectification by the party in breach, by fax or by any other means of communication that provides for a written record thereof.
3.	Definitive declaration of bankruptcy of either of the parties.
4.	Cessation of the continuity of business activities by either of the parties, for any reason.
5.	When so declared under a definitive arbitration ruling.

The Issuer and the Market Maker agree to inform the investing public, though the Santiago Stock Exchange and with 30 days notice, of the termination hereof.

TEN: Arbitration Conditions

Any difficulty that may arise between the parties with regard to the interpretation, validity, or application of this authorization shall be resolved in a single instance, with no possibility of appeal, by a mixed arbitration tribunal, which shall act as arbiter and issue a judgment in accordance with the law. There may be no appeal whatsoever against the rulings of the arbiter. The arbiter shall be appointed by mutual agreement between the parties, or by ordinary justice in the absence of such agreement.

ELEVEN: Applicable Law

This Contract is governed and shall be interpreted in accordance with the laws of the Republic of Chile.

TWELVE: Domicile

For all purposes relating hereto, the Parties set their special domicile as the city and district of Santiago.

Sociedad Química y Minera de Chile S.A.	IM Trust S.A. Corredores de Bolsa

Patricio de Solminihac Tampier	Hernán Arellano Salas
RUT 6.263.302-6	RUT13.234.110-9

Enrique Olivares Carlini	Germán Barbosa Rebolledo
RUT 7.299.471-K	RUT 8.874.457-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: December 19, 2013

By: /s/ Ricardo Ramos

Chief Financial Officer & Business Development SVP

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